Exhibit (a)(60)

JANUS INVESTMENT FUND

Form of

Certificate of Redesignation of Share Classes

The undersigned, being the Secretary of Janus Investment Fund, a Massachusetts business trust with transferable shares (the “Trust”), being duly authorized by vote of a majority of the duly elected and qualified Trustees of the Trust acting pursuant to Section 3.6 and Section 4.1 of the Trust’s Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as further amended from time to time (the “Declaration”), does hereby certify that, by affirmative vote by a majority of the Trustees of the Trust at a meeting held on [August 8, 2024], Class D Shares and Class T Shares of Janus Henderson Government Money Market Fund (the “Fund”) were redesignated “American Cancer Society Support – Class D Shares” and “American Cancer Society Support – Class T Shares,” respectively, with such redesignation to be effective on or about [September 4, 2024].

All of the current rights and preferences of the Fund, and each Class of the Fund, remain in full force and effect, as set forth in the Declaration.

The undersigned further certifies that she has been duly authorized by the Trustees of the Trust to take all necessary action to file a copy of this Certificate with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration.

IN WITNESS WHEREOF, the undersigned has set her hand this ____ day of _____, 2024.

Abigail Murray, Chief Legal Counsel,
Vice President and Secretary